EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

Income (loss) from continuing operations before tax	$305.6	$(55.9)	$(94.2)	$439.6	$264.7	$208.6	$308.2
Share of undistributed (losses) income from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	(0.1)	1.8	0.9	(1.4)	1.3	5.7	4.8
Amortization of capitalized interest	3.0	2.5	4.1	1.8	1.4	1.2	1.2
Interest expense	28.7	27.2	41.9	44.4	42.3	49.0	51.3
Interest portion of rental expense	6.0	6.7	8.5	8.7	7.5	5.0	3.4

Earnings (loss)	$343.2	$(17.7)	$(38.8)	$493.1	$317.2	$269.5	$368.9

Interest	$29.1	$28.6	$43.7	$47.4	$48.0	$52.3	$51.9
Interest portion of rental expense	6.0	6.7	8.5	8.7	7.5	5.0	3.4

Fixed Charges	$35.1	$35.3	$52.2	$56.1	$55.5	$57.3	$55.3

Ratio of Earnings to Fixed Charges	9.78	(0.50)	(0.74)	8.79	5.72	4.70	6.67